1001 West Fourth St. Winston-Salem NC 27101-2400 t 336 607 7300 f 336 607 7500 www.KilpatrickTownsend.com

September 25, 2014	Jeffrey T. Skinner direct dial 336 607 7512 direct fax 336 607 7500 JSkinner@KilpatrickTownsend.com

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, NE
Washington, DC 20549

Re:	BPV Family of Funds (the “Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Large Cap Value Fund (the “Fund”), a series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Ms. O’Neal-Johnson on September 22, 2014 in connection with the review of Post-Effective Amendment No. 14 to the Trust’s Registration Statement on Form N-1A, filed electronically on August 12, 2014 (the “Amendment”).  Set forth below is a summary of Ms. O’Neal-Johnson’s oral comments and the Trust’s responses thereto.

Comment 1:   Please confirm that the Fund will not have Acquired Fund Fees and Expenses in excess of 1 basis point (0.01%). Otherwise, insert a line for Acquired Fund Fees and Expenses in the fee table.

Trust Response:  The Fund is not expected to have Acquired Fund Fees and Expenses in excess of 1 basis point

Comment 2:  Page 2 of the prospectus indicates that the Fund will invest at least 80% of its net assets in equity securities of large companies, and that “a large company is a company with a market capitalization in the range of companies in the Russell 1000 Value Index….”  Please confirm that, generally, the Fund does not anticipate that it will concentrate in securities at the lower end of this index.

Trust Response:  The Fund currently has less than 2% of its assets in securities of companies in the bottom 20% (as measured by market cap) of the Russell 1000 Value Index, and the Fund does not anticipate that it will invest more than 20% of its assets in that bottom 20% in the foreseeable future.

Comment 3:  The Fund lists seven portfolio managers on page 2 of the prospectus. Per instruction 2 to Item 5(b), list the five persons with the most significant responsibility for the day-to-day management of the Fund’s portfolio. The Fund may continue to list all seven portfolio managers on page 5 of the prospectus.

Trust Response:  The list of the portfolio managers disclosed pursuant to Item 5(b) has been revised on page 2 to read as follows:

Management.  BPV Capital Management, LLC serves as the Fund’s investment adviser and AJO, LP serves as the Fund’s investment sub-adviser. The five portfolio managers with primary responsibility for managing the Fund are Theodore R. Aronson, CFA, CIC, Stefani Cranston, CFA, CPA, Gina Marie N. Moore, CFA, Gregory J. Rogers, CFA and Christopher J. W. Whitehead, CFA, all of whom have been in such role since the Fund’s inception in 2014. Mr. Aronson serves as the Managing Principal, and each other portfolio manager serves as a Principal, of the Sub-Adviser.

Comment 4:  Page 3 of the prospectus indicates that there is a minimum subsequent investment of $100 for Institutional Shares of the Fund. Is there a minimum subsequent investment amount for the Advisor Shares or the Class C shares?

Trust Response:  There is not a minimum subsequent investment amount for the Advisor Shares or the Class C shares.

Comment 5:  Indicate to the staff whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available on the Fund’s website. If so, disclose this under “Disclosure of Portfolio Holdings” on page 4 of the prospectus.

Trust Response:  The Fund does not make a description of these policies and procedures available on the website.

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In submitting this correspondence, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeffrey T. Skinner at (336) 607-7512 with any questions or comments regarding this filing.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

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